Exhibit 99.5

ZenaTech’s ZenaDrone to Showcase AI Defense Drones and Engage with Military Decision Makers at Upcoming Tradeshows and Events

Vancouver, British Columbia, (April 16, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that its business development and leadership teams of its drone subsidiary ZenaDrone will participate in a series of upcoming defense and security tradeshow exhibits and conference events. ZenaDrone’s teams will expand relationships leading to future possible pilot programs and procurement contracts with U.S. government and defense agencies, and showcase the company’s AI drone solutions designed to address evolving global security and defense operation challenges. This includes ISR (Intelligence, Survielliance and Reconnannance) systems, medium-sized heavy lift cargo drone, indoor inventory drone, and advancements in its counter-UAS defence systems, interceptor, and underwater drones.

Tradeshow and Event Details:

Sea-Air-Space 2026 – This premier maritime defense exposition hosted by the Navy League of the United States, brings together more than 16,000 attendees annually, including senior leadership of the Navy, Department of War (DoW) officials, policymakers, and procurement stakeholders, along with over 400 exhibiting organizations from across the global defense ecosystem. ZenaDrone teams will , strenghen relations and conduct meetings with U.S. defense stakeholders, as well as gain insights into evolving defense priorities and procurement strategies.

Date: April 19–22, 2026 | Venue: National Harbor, Maryland

Industry 4.0 Deep Tech Showcase 2026 – ZenaDrone has been selected to present the company’s drone solutions at this upcoming showcase event which includes an active ecosystem of defense industry professionals that support the growth and development of deep-tech & dual-use technologies. Supported by grant consulting firm Eagle Point Funding, these showcases bring innovative technology to the U.S. government through presentations to a selected panel of government agency stakeholders including the Air Force, defense industry thought leaders, and defense technology investors.

Date: April 29, 2026 | Format: Virtual

Xponential 2026 - The premier annual global event hosted by the Association for Uncrewed Vehicle Systems International (AUVSI), brings together more than 7,500 attendees from over 60 countries, including government representatives, industry leaders, and defense industry stakeholders. This year it is co-located with the Michigan Defense Expo (MDEX) adding over 3,000 defense agency and government officials, including DoW procurement decision-makers. ZenaDrone will exhibit its solutions and present at the conference.

Date: May 11–14, 2026 | Venue: Detroit, Michigan

Future Force Capabilities Conference & Exhibition 2026 — A U.S. defense conference hosted by the National Defense Industrial Association (NDIA), that brings together 700 defense leaders, government stakeholders, and industry innovators focused on next-generation military capabilities, including AI-enabled systems and autonomous platforms. The event includes dedicated robotics and autonomy discussions centered on unmanned systems integration for defense applications. ZenaTech’s ZenaDrone team will exhibit its drone solutions and will engage with military leaders, defense agency officials, and industry partners.

Date: June 8–10, 2026 | Venue: Las Vegas, Nevada

To attend a presentation, schedule a meeting, or request additional information, please contact ZenaTech at investors@zenatech.com.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.